UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14077

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WILLIAMS-SONOMA, INC.

401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue

San Francisco, CA 94109

(415) 421-7900

WILLIAMS-SONOMA, INC. 401(k) PLAN

Employer ID No: 94-2203880

Plan Number: 001

Financial Statements for the Years Ended December 31, 2013 and 2012,

Supplemental Schedule as of December 31, 2013

and Report of Independent Registered Public Accounting Firm

WILLIAMS-SONOMA, INC. 401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee and Participants

Williams-Sonoma, Inc. 401(k) Plan

San Francisco, California

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

June 26, 2014

WILLIAMS-SONOMA, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2013 and 2012

	2013	2012
Investments, at fair value:
Mutual funds	$109,130,118	$78,533,676
Williams-Sonoma, Inc. Stock Fund	85,054,187	68,372,808
Collective common trust funds:
Schwab Managed Retirement Trust Funds	51,495,688	38,076,277
Galliard Retirement Income Fund	13,196,870	13,993,672
BlackRock U.S. Debt Index Fund	2,735,431	1,431,552

Total investments at fair value	261,612,294	200,407,985
Employee contributions receivable	801,721	885,135
Employer contributions receivable	3,112,302	2,839,293
Loans receivable from participants	5,118,634	4,412,179
Accrued interest on loans receivable from participants	15,296	14,097

NET ASSETS AVAILABLE FOR BENEFITS	$270,660,247	$208,558,689

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2013 and 2012

	2013	2012
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Employee	$18,918,611	$16,930,698
Employer, net of forfeitures	5,627,777	5,206,251

Total contributions	24,546,388	22,136,949

Investment income:
Net appreciation in investments	52,902,076	23,678,701
Interest	304,219	402,910
Dividends	1,699,727	1,450,573

Total investment income	54,906,022	25,532,184

Interest income on loans receivable from participants	191,305	170,071

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants	21,416,555	17,664,452
Participant paid administrative expenses	36,649	33,700
Administrative expenses paid from forfeitures	257,601	-

Total deductions	21,710,805	17,698,152

Net increase	57,932,910	30,141,052

Transfers to Plan (Note 1)	4,168,648	-

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	208,558,689	178,417,637

End of year	$270,660,247	$208,558,689

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF PLAN

The following description of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General – The Plan is a defined contribution plan covering eligible salaried and hourly associates and was created to provide savings opportunities to the associates of Williams-Sonoma, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m), and 4975(e)(7).

In November 2011, the Plan sponsor, Williams-Sonoma, Inc., acquired Rejuvenation, Inc. Effective upon the close of business on July 15, 2013, the Rejuvenation, Inc. 401(k) Employee Savings Plan (“Rejuvenation Plan”) was merged into the Plan. As a result of the merger, the accounts of all Rejuvenation Plan participants were transferred into the Williams-Sonoma, Inc 401(k) Plan.

Contributions – The Plan allows participants to defer a portion of their income and have such amounts paid into the Plan, thus reducing the participant’s taxable income in the year of contribution. Full-time regular associates who are at least 21 years old may participate as soon as administratively practicable (approximately 30 days) after their date of hire. Part-time and casual associates who are at least 21 years old may participate as soon as administratively practicable after the completion of 1,000 hours of service with the Company within a given Plan year or their first year of service. Temporary associates are eligible to participate only if eligibility criteria had previously been met as a former full-time, part-time or casual associate. The Plan permits eligible employees to make elective deferral contributions up to 75% of their eligible compensation (base salary, hourly wages, and overtime) each pay period (7% for highly-compensated employees) up to the maximum salary deferral contributions allowed under federal income tax rules. Participants who reach age 50 by the end of a calendar year and make the maximum deferrals into the Plan can make additional “catch-up” contributions. Participants are also allowed to “rollover” to the Plan certain pre-tax distributions from other qualified plans and arrangements. During 2013 and 2012, federal income tax rules generally limited participants’ maximum annual salary deferral contributions to $17,500 and $17,000, respectively, and “catch-up” contributions to $5,500.

The Company’s matching contribution is equal to 50% of each participant’s elective salary deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant’s eligible pay. Each participant’s matching contribution is earned on a semi-annual basis with respect to eligible salary deferrals for those employees that are employed with the Company on June 30 or December 31 of the year in which the deferrals are made. Eligible associates must complete one year of service prior to receiving company matching contributions. The Company does not match participants’ rollover and “catch-up” contributions. The matching contributions are subject to the vesting provision of the Plan document as described below.

Participant accounts – The Plan maintains individual accounts for participants. Each participant’s account includes their contributions and withdrawals, the Company’s matching contributions and an allocation of Plan earnings and losses, which are based upon participant earnings or account balances, as defined. Participants can transfer their own contributions freely between funds at any time and still qualify for the Company’s matching contribution.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same funds as the participant’s elective deferral contributions. The investment alternatives available to participants as of December 31, 2013 were as follows:

•	Williams-Sonoma, Inc. Stock Fund – consists of Williams-Sonoma, Inc. common stock.

•	Dodge & Cox Stock Fund – a large cap value fund invested in stocks of large, mature U.S. companies.

•	Schwab S&P 500 Index Fund – a large cap equity fund invested in stocks of the 500 large U.S. companies whose results are included in the S&P 500 average.

•	T. Rowe Price Institutional Large Cap Growth – a large cap value fund invested in stock of large cap U.S. growth companies.

•	American Beacon International Equity Fund – a foreign stock fund invested primarily in stocks of large, non U.S. international companies.

•	Wells Fargo Advantage Discovery Fund Institutional Class – a mid cap growth equity fund invested primarily in equity securities of small- and medium-capitalization companies.

•	PIMCO Total Return Admin Class Fund – an intermediate term bond fund invested primarily in investment grade debt securities.

•	Galliard Retirement Income Fund – a collective common trust fund invested in guaranteed investment contracts, bank investment contracts, and security-backed contracts.

•

Schwab Managed Retirement Trust Funds – these collective common trust funds are diversified among stocks, bonds and cash equivalents and asset allocations are adjusted over time to gradually become more conservative as the participant approaches retirement age. These funds are designated by target retirement year, beginning in 2015 and through 2050, in five year increments.

•

Schwab Managed Retirement Trust Income Fund – a collective common trust fund that is diversified among stocks, bonds and cash equivalents. The fund follows a conservative asset allocation strategy that does not change over time.

•	BlackRock U.S. Debt Index Fund – a collective common trust fund invested primarily in U.S. investment grade debt securities.

The following investment alternatives were no longer available to participants after October 7, 2013:

•	Growth Fund of America R4 – a large cap fund with diversified investments in both growth stocks and large U.S. companies.

•	Touchstone Diversified Small Cap Gr Y Fund – a small cap fund invested in small U.S. growth companies.

•	Touchstone SCV Opp Institutional Fund – a small cap fund primarily invested in stocks of small U.S. companies.

The following investment alternatives were no longer available to participants after April 20, 2012:

•

Schwab Stable Value Fund – a collective common trust fund invested in stable value investments such as guaranteed investment contracts, collective investment trusts, and fixed income investments supported by wrap contracts. The Schwab Stable Value Fund was replaced and all assets held in the fund were transferred to the Galliard Retirement Income Fund, an investment alternative, with similar investment style and objective as the Schwab Stable Value Fund.

Loans receivable from participants – Participants who are employed full time by the Company are allowed to borrow from their individual account up to 50% of their vested account balance, from a minimum loan of $1,000 up to a maximum loan of $50,000 (reduced in the case of participants with loans outstanding in the previous year). A participant may have only one loan from the Plan outstanding at any given time. The loans receivable are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to 1% plus the prime lending rate as published by the Wall Street Journal at the beginning of the calendar month in which the loan is initiated. Loans receivable are stated at their unpaid principal balance. Principal and interest are required to be repaid ratably through regular payroll deductions for up to five years, unless the loan is to acquire a participant’s principal residence, in which case the maximum term of the loan is fifteen years. If a participant leaves the Company, any unpaid loans receivable must be paid in full on the participants’ last day of employment. If the participant does not repay the loan as required, the outstanding balance of the loan is treated as a taxable distribution from the Plan.

Vesting – Participants are immediately 100% vested in their elective deferral contributions, rollover contributions, “catch-up” contributions and any earnings attributable thereto. For the first five years of a participant’s employment, the Company’s matching contributions and any earnings attributable thereto generally vest at a rate of 20% per year of service, measured from the participant’s hire date. Thereafter, all Company matching contributions and earnings attributable thereto vest immediately. In addition, Company matching contributions become 100% vested upon a participant’s death, attainment of age 65 or total and permanent disability, in each case while still employed with the Company.

Forfeitures – When a participant terminates employment prior to full vesting and takes a full distribution of the vested portion, any unvested Company matching contributions and earnings attributable thereto are immediately forfeited (subject to restoration if the participant returns to employment before incurring a five-year break in service). When a participant terminates employment prior to full vesting and defers distribution from the Plan, the unvested portion of the Company matching contributions and earnings attributable thereto remain in the Plan (except if the participant’s vested balance is $5,000 or less following separation) until the participant reaches a five-year break in service, at which time the unvested contributions and any attributable earnings thereto are forfeited. These forfeited amounts may be used to reduce future Company matching contributions, pay the Plan’s administrative expenses, or fund the restoration of forfeited amounts. Total forfeited unvested accounts during 2013 were $259,991, of which $257,601 was used to pay administrative expenses incurred by the Plan and $2,390 was used to reduce Company matching contributions. Of total forfeited unvested accounts during 2012, $12,121 was used to reduce Company matching contributions. No amounts forfeited were used to pay the Plan’s administrative expenses in 2012.

Payment of benefits – Benefits are payable upon termination of employment, hardship, death, disability, retirement or attainment of at least age 59 1/2. A participant is not required to take the distributions until after the participant both separates from the Company and attains age 70 1/2, except if the participant’s vested account balance is $5,000 or less following separation, in which case the Plan will issue the participant a full distribution. Distribution of a participant’s benefits may be made in cash, Company common stock (to the extent the distribution is invested in the Williams-Sonoma, Inc. Stock Fund), or both, and are recorded when paid.

Plan termination – The Company has no intention at this time to terminate the Plan, but retains the authority to amend or terminate the Plan at any time for any reason. In the event of Plan termination, participants’ accounts become fully vested. Net assets of the Plan are applied for the exclusive benefit of the participants.

Plan administrative and investment expenses – Administrative expenses incurred by the Plan are generally paid by the Company. Investment expenses incurred by the Plan are generally paid from Plan assets.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of accounting – The financial statements of the Plan are prepared on the accrual basis of accounting, and in conformity with accounting principles generally accepted in the United States of America.

Use of estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties – The Plan invests in various securities including Williams-Sonoma, Inc. common stock, mutual funds and collective common trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. As a result, changes in the fair market values of investment securities have occurred in the past and may occur in the near term. Such changes have materially affected and could materially affect the amounts reported in the financial statements.

Purchases and sales – Purchases and sales of securities are recorded on a trade-date basis.

Cash – Cash represents amounts temporarily held in cash due to the timing of investment transactions occurring near year-end.

Investments – The Plan’s investments are stated at fair value. Investments in the Williams-Sonoma, Inc. Stock Fund and mutual funds are stated at fair value, which is based on publicly quoted market prices. Investments in collective common trust funds are stated at fair value, which is based on the quoted net asset value of shares held by the Plan.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are reflected as a reduction of the investment value for such investments.

There are no redemption restrictions for the Plan’s investments with the exception of the Galliard Retirement Income Fund, which requires advanced written notice of one business day for redemptions executed daily throughout the year.

Collective common trust funds – The Plan invests in several collective common trust funds – Schwab Managed Retirement Trust Funds, the Galliard Retirement Income Fund, the BlackRock U.S. Debt Index Fund and the Schwab Stable Value Fund (replaced in April 2012 by the Galliard Retirement Income Fund).

Schwab Managed Retirement Trust Funds – These collective common trust funds are retirement trust funds that invest in a diversified portfolio of assets across a variety of asset classes such as domestic and international equity, fixed income and stable value. The Schwab Managed Retirement Trust Funds are designed to provide a single investment solution that is adjusted over time to meet participants’ changing risks and return objectives as they near retirement.

Galliard Retirement Income Fund – This fund invests in guaranteed investment contracts, bank investment contracts, and security-backed contracts.

BlackRock U.S. Debt Index Fund – This fund invests primarily in U.S. investment grade debt securities such as U.S. Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

Schwab Stable Value Fund –The Schwab Stable Value Fund (the “Fund”), which was replaced in April 2012, is a pooled investment fund of primarily insurance-like contracts (wrap contracts), which meet the definition of benefit responsiveness. In a wrap contract, the underlying investments (typically bonds) are owned by the Fund and held in trust for the Plan’s participants. The Fund purchases a wrap contract from a high-quality insurance company or bank. The effect of the wrap contract is the amortization of the realized and unrealized gains and losses on the underlying bonds, typically over the duration of the bonds, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrap contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Wrap contracts’ interest crediting rates are typically reset on a monthly basis. While there may be slight variations from one contract to another, most wrap contracts use a formula to calculate the interest crediting rate that is based on the yield to maturity and fair value of the underlying bonds, contract value (principal plus accrued interest), and duration of the portfolio and wrap contract fees.

Because changes in market interest rates affect the yield to maturity and the fair value of the underlying bonds, they can have a material impact on the contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the fair value liquidation of the underlying bonds, which also impacts the interest crediting rate.

Benefits payable – As of December 31, 2013 and 2012, the following amounts were due to participants who had withdrawn from participation in the Plan:

	2013	2012

Deferred benefits payable	$60,979,114	$46,288,966
Benefits payable	259,094	106,960

Total	$61,238,208	$46,395,926

Deferred benefits payable represents vested account balances greater than $5,000 payable to all terminated Plan participants who have elected to defer distribution of their account balances. Benefits payable represents vested account balances of $5,000 or less which will be paid to participants in the coming year. Benefit payments to participants are recorded upon distribution.

Related party transactions – The Charles Schwab Trust Company is the trustee of the Plan, and Schwab Retirement Plan Services, Inc. is the administrator of the Plan. All investments managed by both companies qualify as exempt party-in-interest transactions. Total trustee and administrative fees charged by the Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. and paid by the Company for 2013 and 2012 were $317,058 and $291,170, respectively.

In addition, the Plan issues loans receivable from participants that are secured by the vested balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

Interest – Interest income is recorded on the accrual basis.

Dividends – Dividends represent amounts paid on shares held in the Williams-Sonoma, Inc. Stock Fund and are determined based on shares held as of the record date and recorded on the ex-dividend date. Participants may elect to receive a payout or have their dividends reinvested into the fund.

3.	FAIR VALUE MEASUREMENTS

The Plan accounts for the fair value of its assets and liabilities using the fair value hierarchy established by the Financial Accounting Standards Board Accounting Standard Codification 820, Fair Value Measurement, which defines three levels of inputs that may be used to measure fair value, as follows:

•	Level 1: inputs which include quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs which include observable inputs other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability;

•	Level 3: inputs which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability

The Plan has classified the inputs used to measure the fair values of Williams-Sonoma, Inc. common stock and mutual funds as Level 1. Williams-Sonoma, Inc. common stock is valued at the closing price as reported on the New York Stock Exchange. Mutual funds are valued at the daily closing price as reported by the fund, which represents the net asset value of shares held by the Plan. These funds are required to publish their daily net asset value and to transact at that price, and are deemed to be actively traded.

Inputs used to measure the fair value of investments in collective common trust funds are classified as Level 2. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value of investments in collective common trust funds. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is deemed probable that the fund will sell the investment for an amount different than the reported net asset value.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2013 and 2012. Significant transfers between levels within the fair value hierarchy are recognized as they occur. During 2013 and 2012, there were no transfers of assets or liabilities between Level 1, 2 or 3 categories.

Assets measured at fair value as of December 31, 2013 were:

	Fair Value Measurements
	Level 1-Active markets for identical assets	Level 2-Other observable inputs	Level 3- Significant unobservable inputs	Total
Mutual funds:
Domestic equity securities	$80,342,705	$-	$-	$80,342,705
International equity securities	15,475,257	-	-	15,475,257
Domestic debt securities	13,312,156	-	-	13,312,156
Williams-Sonoma, Inc. Stock Fund	85,054,187	-	-	85,054,187
Collective common trust funds:
Schwab Managed Retirement Trust Funds	-	51,495,688	-	51,495,688
Galliard Retirement Income Fund	-	13,196,870	-	13,196,870
BlackRock U.S. Debt Index Fund	-	2,735,431	-	2,735,431

Total investments measured at fair value	$194,184,305	$67,427,989	$-	$261,612,294

Assets measured at fair value as of December 31, 2012 were:

	Fair Value Measurements
	Level 1-Active markets for identical assets	Level 2-Other observable inputs	Level 3- Significant unobservable inputs	Total
Mutual funds:
Domestic equity securities	$53,357,072	$-	$-	$53,357,072
International equity securities	10,811,903	-	-	10,811,903
Domestic debt securities	14,364,701	-	-	14,364,701
Williams-Sonoma, Inc. Stock Fund	68,372,808	-	-	68,372,808
Collective common trust funds:
Schwab Managed Retirement Trust Funds	-	38,076,277	-	38,076,277
Galliard Retirement Income Fund	-	13,993,672	-	13,993,672
BlackRock U.S. Debt Index Fund	-	1,431,552	-	1,431,552

Total investments measured at fair value	$146,906,484	$53,501,501	$-	$200,407,985

4.	INVESTMENTS

At December 31, 2013 and 2012, the fair value of the following investments was 5% or more of the net assets available for benefits:

	2013	2012
Williams-Sonoma, Inc. Stock Fund[1]	$ 85,054,187	$ 68,372,808

Dodge & Cox Stock Fund	26,736,604	18,752,751

Schwab S&P 500 Index Fund[1]	21,245,261	13,671,584

T Rowe Price Institutional Large Growth Fund	18,255,554	-

American Beacon International Equity Fund	15,475,257	10,811,903

Wells Fargo Adv Disc Institutional Fund	14,105,286	-

PIMCO Total Return Admin Class Fund[2]	13,312,156	14,364,701

Galliard Retirement Income Fund[2]	13,196,870	13,993,672

Growth Fund of America R4	-	12,200,399

[1]	Represents an exempt party-in-interest transaction.
[2]	Investment fair value presented for comparative purposes only as the fair value of the investment represents less than 5% of the net assets available for benefits at December 31, 2013.

During 2013 and 2012, the Plan’s investments, including gains and losses on investments bought and sold as well as those held during the year, appreciated (depreciated) in value as follows:

	2013	2012
Williams-Sonoma, Inc. Stock Fund[1]	$21,776,961	$8,631,467
Mutual funds	22,941,749	10,161,352
Collective common trust funds:
Schwab Managed Retirement Trust Funds[1]	7,974,526	4,579,404
Schwab Stable Value Fund[1]	-	87,088
Galliard Retirement Income Fund	246,809	184,533
BlackRock U.S. Debt Index Fund	(37,969)	34,857

Total net appreciation	$52,902,076	$23,678,701

[1]	Represents an exempt party-in-interest transaction.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of employer and employee contributions receivable balances per the financial statements at December 31, 2013 and 2012 to the Form 5500:

	2013	2012
Employer contributions receivable per the financial statements	$3,112,302	$2,839,293
Employer contributions earned; received in subsequent year	(252,232)	(228,053)

Employer contributions receivable per Form 5500	$2,860,070	$2,611,240

Employee contributions receivable per the financial statements	$801,721	$885,135
Employee contributions earned; received in subsequent year	(801,721)	(698,598)

Employee contributions receivable per Form 5500	$-	$186,537

The following is a reconciliation of employer and employee contributions per the financial statements for 2013 and 2012 to the Form 5500:

	2013	2012
Employer contributions (net of forfeitures) per the financial statements	$5,627,777	$5,206,251
Employer contributions (net of forfeitures) earned; received in subsequent year	(24,179)	(73,455)

Employer contributions per Form 5500	$5,603,598	$5,132,796

Employee contributions per the financial statements	$18,918,611	$16,930,698
Employee contributions earned; received in subsequent year	(103,123)	(152,826)
Employee rollover contributions; separately reported on Form 5500	(2,029,558)	(1,409,445)

Employee contributions per Form 5500	$16,785,930	$15,368,427

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$270,660,247	$208,558,689
Contributions earned; received in subsequent year	(1,053,953)	(926,651)

Net assets available for benefits per Form 5500	$269,606,294	$207,632,038

The following is a reconciliation of net appreciation in value of collective common trust funds per the financial statements for 2012 to the Form 5500:

2012
Net appreciation in value of collective common trust funds per the financial statements	$4,885,882
Net appreciation (depreciation) from contract value to fair value for fully benefit-responsive collective common trust fund	(94,934)

Net appreciation in value of collective common trust funds per Form 5500	$4,790,948

6.	INCOME TAX STATUS

On September 16, 2013 the Internal Revenue Service (“IRS”) issued a determination letter stating that the Plan, as amended, was qualified and the trust established thereunder was tax-exempt under the applicable sections of the Internal Revenue Code (“the Code”). The Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust was tax-exempt as of December 31, 2013. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.

7.	SUBSEQUENT EVENTS

Subsequent events were evaluated through the date which the financial statements were issued, and no such events were noted.

WILLIAMS-SONOMA, INC. 401(k) PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2013

Security Description	Number of Fund Shares/Units	Fair Value[3]

Williams-Sonoma, Inc. Stock Fund[1]	367,277	$85,054,187

Mutual funds:
Dodge & Cox Stock Fund	158,326	26,736,604
Schwab S&P 500 Index Fund[1]	736,404	21,245,261
T Rowe Price Institutional Large Growth Fund	669,682	18,255,554
American Beacon International Equity Fund	766,101	15,475,257
Wells Fargo Adv Disc Institutional Fund	400,263	14,105,286
PIMCO Total Return Admin Class Fund	1,245,290	13,312,156

Total mutual funds		109,130,118

Collective common trust funds:
Galliard Retirement Income Fund	626,385	13,196,870
Schwab Managed Retirement Trust Fund 2040 [1]	502,985	12,846,240
Schwab Managed Retirement Trust Fund 2030 [1]	458,109	11,292,394
Schwab Managed Retirement Trust Fund 2020 [1]	392,867	8,925,959
Schwab Managed Retirement Trust Fund 2035 [1]	363,870	4,952,278
Schwab Managed Retirement Trust Income Fund [1]	215,314	3,313,686
Schwab Managed Retirement Trust Fund 2025 [1]	233,551	3,108,566
Schwab Managed Retirement Trust Fund 2045 [1]	210,637	2,767,778
BlackRock U.S. Debt Index Fund	152,863	2,735,431
Schwab Managed Retirement Trust Fund 2050 [1]	183,162	2,511,163
Schwab Managed Retirement Trust Fund 2015 [1]	137,268	1,777,624

Total collective common trust funds		67,427,989

Total investments at fair value		$261,612,294

Loans receivable from participants (at interest rates of 4.25% to 9.00%)[1,2]		$5,118,634

[1]	Represents an exempt party-in-interest transaction.
[2]	Includes loans receivable with original maturities of up to 15 years. See Note 1 to financial statements.
[3]	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS-SONOMA, INC. 401(k) PLAN

By: /s/ Julie P. Whalen
Julie P. Whalen
Chief Financial Officer

Dated: June 26, 2014

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm